CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

December 1, 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc

12/15

82-4994

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE

Skylon announces portfolio management changes

TORONTO (November 1, 2004) – Skylon Advisors Inc. ("Skylon") announced today that it has appointed the Signature Funds Group of CI Mutual Funds Inc. portfolio advisor to the Saxon Diversified Value Trust and the Saxon Ongoing Business Trust, effective December 31, 2004.

Ben Cheng, Vice-President, Portfolio Management of CI Mutual Funds, has been named lead portfolio manager. Signature Group replaces Howson Tattersall Investment Counsel Limited.

In conjunction with the change in portfolio advisor, the names of the trusts are being changed. Saxon Diversified Value Trust will be renamed Signature Diversified Value Trust and Saxon Ongoing Business Trust will be renamed Signature Ongoing Business Trust.

Saxon Diversified Value Trust is an investment trust that trades on the Toronto Stock Exchange under the symbol SAX.UN. Its investment objectives are to provide unitholders with a stable stream of tax-efficient monthly distributions consisting primarily of capital gains and return of capital, and to preserve and enhance the net asset value of the trust to return at least the original subscription price of the units to unitholders on or about December 31, 2012.

Saxon Diversified Value Trust invests in income trusts directly through a diversified portfolio of real estate investment trusts, oil and gas trusts, and energy infrastructure funds. It also offers exposure, through one or more forward purchase and sale agreements, to the returns of the Saxon Ongoing Business Trust, which invests in a diversified portfolio of business trusts.

"Unitholders will benefit from the expertise of the Signature Group, one of Canada's leading investors in income trusts with approximately $1.5 billion under management in this asset class," said David R. McBain, President and Chief Executive Officer of Skylon.

Mr. Cheng has been portfolio manager of $2.1-billion Signature High Income Fund, which invests in income trusts and high-yield corporate bonds, since October 1997.

"Ben Cheng is backed by co-manager Matt Shandro and the entire Signature team, where fixed-income and equity analysts work closely together to develop a comprehensive picture of companies and their securities," Mr. McBain said.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $64.4 billion in fee-earning assets as of October 31, 2004, and the industry's broadest selection of investment funds. Skylon is on the web at www.skylonadvisors.com.

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SKYLON ADVISORS INC.

News Release

For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
Tel: (416) 364-1145

CI Funds

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports sales and assets for October

TORONTO (November 1, 2004) – CI Fund Management Inc. ("CI") today reported total net sales of $180 million in October 2004.

CI Mutual Funds Inc. had net sales of $31 million, comprised of net sales of $38 million in long-term funds and net redemptions of $7 million in money market funds. Assante Wealth Management had net sales of $29 million.

Skylon Advisors Inc. recorded net sales of $120 million, reflecting the completion of the initial public offering of Skylon All Asset Trust (TSX: SKA.UN). The trust provides unitholders with exposure to the returns of PIMCO All Asset Fund, a tactical asset allocation fund managed by Pacific Investment Management Company LLC and sub-advised by Research Affiliates, LLC.

CI's total fee-earning assets at October 31, 2004, were $64.4 billion, an increase of 0.1% from a month ago and an increase of 72% from a year earlier.

Total fee-earning assets consisted of managed assets of $48.8 billion and administered assets of $15.6 billion. Managed assets included investment fund assets at CI Mutual Funds and Assante of $42.8 billion, labour-sponsored funds of $175 million, structured products of $1.2 billion and institutional assets of $4.6 billion. Administered assets included $14.9 billion in assets at Assante and IQON Financial Management Inc. net of assets under management at Assante.

During October, the administration of the Assante Optima Strategy Pools was transferred to the CI Mutual Funds platform from a third-party service provider. The administration of the Assante Artisan® Portfolios was transferred in July. These changes allow for improved administration of the funds and enhanced reporting to both clients and advisors. For example, Assante fund clients can now view detailed information about their accounts through the Web-based e-Service Centre, while advisors now have improved online access to information on their clients' Assante Artisan and Assante Optima Strategy accounts.

"The conversion of the funds to CI will also lead to reductions in their operating costs, and those savings will be passed on to the investors in those funds," said Stephen A. MacPhail, CI's Executive Vice-President, Chief Operating Officer and Chief Financial Officer.

Also in October, Morningstar Canada reported that CI Mutual Funds had 18 funds with its five-star rating, which placed CI in a tie for the top spot in having the most five-star funds. This ranking includes all funds with Morningstar ratings for the period ending September 30, 2004. Two Assante Artisan Portfolios also have a five-star rating. The Assante Optima Strategy Pools are not rated by Morningstar.

Further information can be found below in the table of unaudited month-end statistics, which is also available at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, diversified Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

CI FUND MANAGEMENT INC.
OCTOBER 31, 2004
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$427	$389	$38
CI money market	45	52	-7
TOTAL CI Funds	$472	$441	$31
TOTAL Assante Funds	$93	$64	$29
TOTAL Skylon Advisors	$120	$0	$120
TOTAL CI	$685	$505	$180

FEE-EARNING ASSETS	Sept. 30/04 (millions)	Oct. 31/04 (millions)	% Change
CI mutual/segregated funds	$34,747	$34,913	0.5
Assante funds	8,061	7,908	-1.9
	$42,808	$42,821	0.0
Managed labour-sponsored funds	174	175	0.6
Structured products	1,092	1,208	10.6
TOTAL Retail Managed Assets	$44,074	$44,204	0.3
Managed institutional	4,650	4,565	-1.8
TOTAL Managed Assets	$48,724	$48,769	0.1
CI administered assets	741	747	0.8
Assante/IQON assets under administration (net of Assante funds)	14,900	14,900	0.0
TOTAL FEE-EARNING ASSETS	$64,365	$64,416	0.1

AVERAGE RETAIL MANAGED ASSETS	Sept. 30/04 (millions)	Oct. 31/04 (millions)	% Change
Monthly	$43,978	$44,354	0.9
Quarter-to-date	$43,978	$44,169	0.4
Fiscal year-to-date	$43,993	$44,066	0.2

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	295,202,707	Bank debt	$253
In-the-money options	7,056,070	In-the-money option liability (net of tax)	27
Percentage of all options	75.8%	Cash & marketable securities	89
All options % of shares	3.2%	Net Debt Outstanding	$191
Dividend yield at $15.50	3.9%	Terminal redemption value of funds (est)	$818

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
Executive Vice-President, Chief Operating Officer
and Chief Financial Officer
CI Fund Management Inc.
(416) 364-1145

SKYLON ADVISORS INC.
CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: SKA.UN**

Skylon announces exercise of over-allotment option of Skylon All Asset Trust

TORONTO (November 5, 2004) – Skylon Advisors Inc., the manager of Skylon All Asset Trust (the "Trust"), today announced that the Trust's agents have exercised the over-allotment option and acquired an additional 210,000 units of the Trust at a price of $25.00 each, for aggregate gross proceeds of $5,250,000.00. Including the over-allotment, the Trust has now raised a total of $125,250,000.00. The units trade on the Toronto Stock Exchange under the symbol SKA.UN.

The investment objectives of the Trust are to seek maximum inflation-adjusted real return, consistent with preservation of capital, and to provide unitholders of the Trust with tax-efficient quarterly distributions consisting primarily of capital gains and return of capital. The distribution is initially targeted at $1.50 per unit annually, to yield 6% on the subscription price of $25.00 per unit.

The Trust provides unitholders with exposure to the returns of PIMCO All Asset Fund by entering into a forward agreement linked to the performance of the fund. Units of the Trust are 100% eligible for registered plans.

PIMCO is one of the largest active bond managers in the United States with approximately $392 billion US in assets under management as of June 30, 2004. PIMCO is also sub-advisor to the underlying funds of three other successful Skylon trusts: Skylon Global Capital Yield Trust, Skylon Global Capital Yield Trust II and Skylon International Advantage Yield Trust.

As PIMCO All Asset Fund is denominated in U.S. dollars, Skylon Advisors intends to hedge at least 90% of the U.S. dollar exposure in the first two years of the Trust and at least 50% of the exposure thereafter.

TD Securities Inc. and CIBC World Markets Inc. were the co-lead agents for the offering, along with a syndicate of other investment dealers.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is on the Web at www.skylonadvisors.com. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $64.4 billion in fee-earning assets as of October 31, 2004, and the industry's broadest selection of investment funds. CI is on the web at www.cifunds.com.

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For further information, please contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces new portfolio management relationship, other changes

TORONTO (November 15, 2004) – CI Mutual Funds Inc. ("CI") announced today that it has formed a sub-advisory relationship with a new investment management firm, Picton Mahoney Asset Management, which will carry on business under the name Synergy Asset Management.

The principals are David Picton and Michael Mahoney, who were formerly employed by CI as portfolio managers of the Synergy Funds Group. Through their firm, they will continue to manage all of the same fund portfolios as before.

"We are pleased to have this new relationship with David Picton and Michael Mahoney and their team, who have posted first-quartile results and established themselves as the leading momentum investment managers in Canada," said Peter W. Anderson, CI President and Chief Executive Officer. "This opens up new opportunities for the Synergy team while ensuring that investors in the Synergy funds will continue to benefit from their expertise."

"We are proud to be founding Synergy Asset Management, a new employee-owned portfolio management firm with over $1.5 billion of assets under management and a proven, close-knit team of investment professionals," said Mr. Picton, President of Synergy Asset Management. "We look forward to working closely with CI Funds and our firm will benefit from CI's resources and strong distribution capabilities."

Effective November 10, 2004, Synergy Asset Management has become portfolio advisor to Synergy American Momentum Fund, Synergy American Momentum Sector Fund, Synergy Canadian Momentum Class, Synergy Canadian Momentum Sector Fund, Synergy Canadian Style Management Class, Synergy Extreme Canadian Equity Fund, Synergy Extreme Global Equity Fund, Synergy Global Momentum Sector Fund, Synergy Global Style Management Sector Fund, Synergy Tactical Asset Allocation Fund and a portion of the portfolio of CI American Managers Sector Fund.

The change indirectly affects Synergy American Momentum RSP Fund, Synergy Extreme Global Equity RSP Fund, Synergy Global Momentum RSP Fund, Synergy Global Style Management RSP Fund and CI American Managers RSP Fund.

CI is also changing the names of funds managed by the Synergy team to delete the word "momentum." Given that the Synergy brand is now identified with the Picton and Mahoney team, who use the momentum investment approach, the use of the word "momentum" in the funds' names has become unnecessary.

A number of segregated funds are also having their names changed because of the appointment in June of the Synergy team as portfolio advisors to the former Landmark American Fund, which has become Synergy American Fund. In addition, as a result of the changes, Insight Units of Synergy Canadian Momentum Class will become Insight Units of Synergy Canadian Class.

The name changes, which are effective December 1, 2004, are:

Current Name	**New Name**
Synergy Canadian Momentum Class	Synergy Canadian Class
Synergy Canadian Momentum Sector Fund	Synergy Canadian Sector Fund
Synergy Global Momentum Sector Fund	Synergy Global Sector Fund
Synergy Global Momentum RSP Fund	Synergy Global RSP Fund
Synergy American Momentum Fund	Synergy American Fund
Synergy American Momentum RSP Fund	Synergy American RSP Fund
Synergy American Momentum Sector Fund	Synergy American Sector Fund
CI Landmark American Segregated Fund	CI Synergy American Segregated Fund
CI Landmark American Guaranteed Investment Fund	CI Synergy American Guaranteed Investment Fund
CI Landmark American RSP Guaranteed Investment Fund	CI Synergy American RSP Guaranteed Investment Fund
Clarica SF CI Landmark American Fund	Clarica SF CI Synergy American Fund
Sun*Wise* CI Synergy Global Momentum Sector Fund	Sun*Wise* CI Synergy Global Sector Fund
Sun*Wise* CI Synergy Canadian Momentum Fund	Sun*Wise* CI Synergy Canadian Fund
Sun*Wise* CI Landmark American Fund	Sun*Wise* CI Synergy American Fund

In other developments, CI is reviewing the risk classification system for its lineup of funds in an effort to simplify the investment process for investors and advisors.

As a first step, CI has modified the risk classifications for 13 funds, including several of its largest Canadian equity and income funds. CI expects to modify the classifications of a number of other funds when it renews its Simplified Prospectus in 2005.

The changes are designed to create more consistency in the risk classifications within CI Funds and with the rest of the industry. Specifically, each fund will fall into one of three risk classifications – low, medium or high – depending on its asset class, management approach and historical volatility. Classifications such as "low to medium" and "medium to high" will be dropped in favour of the more precise system. In conjunction with this change, CI is also clarifying the investor time horizons associated with each fund.

The new risk classifications and investor time horizons for the 13 funds are as follows:

Fund	Risk classification	Investor time horizon
CI Canadian Bond Fund	Low	Short and/or medium
CI Canadian Bond Sector Fund	Low	Short and/or medium
Signature High Income Fund	Medium	Medium and/or long
Signature High Income Sector Fund	Medium	Medium and/or long
CI Canadian Investment Fund	Medium	Medium and/or long
CI Canadian Investment Sector Fund	Medium	Medium and/or long
Harbour Fund	Medium	Medium and/or long
Harbour Sector Fund	Medium	Medium and/or long
Signature Select Canadian Fund	Medium	Medium and/or long
Signature Select Canadian Sector Fund	Medium	Medium and/or long
Synergy Canadian Value Class	Medium	Medium and/or long
Synergy Canadian Momentum Class*	Medium	Medium and/or long
Synergy Canadian Momentum Sector Fund**	Medium	Medium and/or long

* *To be renamed Synergy Canadian Class, effective December 1, 2004.*
** *To be renamed Synergy Canadian Sector Fund, effective December 1, 2004.*

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $64.4 billion in fee-earning assets as of October 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

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For further information, please contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
(416) 364-1145

Fonds CI

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce une nouvelle relation dans la gestion de portefeuille, d'autres changements

TORONTO (le 15 novembre 2004) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui qu'il a formé une relation de sous-consultation avec une nouvelle firme de gestion de placement, Picton Mahoney Asset Management, qui assurera le suivi des activités sous le nom de Synergy Asset Management.

Les directeurs sont David Picton et Michael Mahoney, qui étaient auparavant employés par CI à titre de gestionnaires de portefeuille du Groupe de Fonds Synergy. Par l'entremise de leur firme, ils continueront à gérer tous les mêmes portefeuilles qu'auparavant.

« Nous sommes heureux d'avoir cette nouvelle relation avec David Picton, Michael Mahoney et leur équipe, qui ont affiché des résultats de premier quartile et se sont positionnés comme les meilleurs gestionnaires de placement momentum du Canada, » a déclaré Peter W. Anderson, président et chef de la direction de CI. « Ceci ouvre la porte à de nouvelles occasions pour l'équipe de Synergy, tout en assurant que les investisseurs dans les Fonds Synergy continueront à profiter de leur expertise ».

« Nous sommes fiers de fonder Synergy Asset Management, une nouvelle firme de gestion de placement appartenant à ses employés qui possède un actif sous gestion de 1,5 milliards de dollars et une équipe de professionnels de placement éprouvée et liée » a déclaré M. Picton, président de Synergy Asset Management. « Nous sommes impatients de travailler avec Fonds CI, et notre firme profitera des ressources et des solides capacités de distributions de CI ».

Le 10 novembre 2004, Synergy Asset Management est devenu le gestionnaire de portefeuille du Fonds momentum américain Synergy, du Fonds secteur momentum américain Synergy, de la Catégorie momentum canadien Synergy, du Fonds secteur momentum canadien Synergy, de la Catégorie gestion de style canadien Synergy, du Fonds extrême d'actions canadiennes Synergy, du Fonds extrême d'actions mondiales Synergy, du Fonds secteur momentum mondial Synergy, du Fonds secteur gestion de style mondial Synergy, du Fonds de répartition tactique d'actifs Synergy, et d'une partie du portefeuille du Fonds secteur gestionnaires américains CI.

Le changement touche indirectement le Fonds RER momentum américain Synergy; le Fonds RER extrême d'actions mondiales Synergy; le Fonds RER momentum mondial Synergy; le Fonds RER gestion de style mondial Synergy; et le Fonds RER gestionnaires américains CI.

CI change également les noms des fonds gérés par l'équipe de Synergy pour supprimer le mot « momentum ». Étant donné que la marque Synergy est maintenant identifiée avec l'équipe de

Picton et Mahoney, qui utilise la démarche de placement momentum, l'utilisation du mot « momentum » dans le nom des fonds est devenue inutile.

Avec la nomination en juin de l'équipe Synergy à titre de gestionnaire de portefeuille de l'ancien Fonds américain Landmark, qui est devenu le Fonds américain Synergy, le nom d'un certain nombre de fonds distincts subira aussi un changement. En outre, suite aux changements, les Parts Prestige de la Catégorie momentum canadien Synergy deviendront les Parts Prestige de la Catégorie canadienne Synergy.

Ces changements de noms, qui entrent en vigueur le 1er décembre 2004, sont :

Nom actuel	Nouveau nom
Catégorie momentum canadien Synergy	Catégorie canadien Synergy
Fonds secteur momentum canadien Synergy	Fonds secteur canadien Synergy
Fonds secteur momentum mondial Synergy	Fonds secteur mondial Synergy
Fonds RER momentum mondial Synergy	Fonds RER mondial Synergy
Fonds momentum américain Synergy	Fonds américain Synergy
Fonds RER momentum américain Synergy	Fonds RER américain Synergy
Fonds secteur momentum américain Synergy	Fonds secteur américain Synergy
Fonds distinct américain Landmark CI	Fonds distinct américain Synergy CI
Fonds de placement garanti américain Landmark CI	Fonds de placement garanti américain Synergy CI
Fonds RER de placement garanti américain Landmark CI	Fonds RER de placement garanti américain Synergy CI
Fonds américain Landmark CI Clarica FD	Fonds américain Synergy CI Clarica FD
Fonds secteur momentum mondial Synergy CI Sun*Wise*	Fonds secteur mondial Synergy CI Sun*Wise*
Fonds momentum canadien Synergy CI Sun*Wise*	Fonds canadien Synergy CI Sun*Wise*
Fonds américain Landmark CI Sun*Wise*	Fonds américain Synergy CI Sun*Wise*

Au chapitre des autres nouvelles, CI est en train de réviser le système de classement de risque de ses fonds afin de faciliter le processus de placement pour les investisseurs et les conseillers.

En premier lieu, CI a modifier le classement de risque de 13 fonds, y compris plusieurs de ses fonds d'actions canadiennes et de revenu les plus importants. CI a l'intention de réviser les classements de plusieurs autres fonds lors du renouvellement de son prospectus simplifié en 2005.

Les changements sont conçus pour créer davantage de cohérence dans les classements de risque des Fonds CI et avec le reste de l'industrie. Particulièrement, chaque fonds fera partie d'un des trois classements de risque - faible, moyen, élevé - en fonction de sa catégorie d'actif, de sa démarche de gestion et de son historique de volatilité. Les classements se situant de « faible à

moyen » et de « moyen à élevé » seront retirés et ce système plus précis sera utilisé. En conjonction avec ce changement, CI précise également les horizons temporels de l'investisseur associés à chaque fonds.

Voici les nouveaux classements de risque et horizons temporels des 13 fonds :

Fonds	**Classification de risque**	**Horizon temporel de l'investisseur**
Fonds obligations canadiennes CI	Faible	Court et/ou moyen
Fonds secteur obligations canadiennes CI	Faible	Court et/ou moyen
Fonds de revenu élevé Signature	Moyen	Moyen et/ou long
Fonds secteur revenu élevé Signature	Moyen	Moyen et/ou long
Fonds de placements canadiens CI	Moyen	Moyen et/ou long
Fonds secteur de placements canadiens CI	Moyen	Moyen et/ou long
Fonds Harbour	Moyen	Moyen et/ou long
Fonds secteur Harbour	Moyen	Moyen et/ou long
Fonds canadien sélect Signature	Moyen	Moyen et/ou long
Fonds secteur canadien sélect Signature	Moyen	Moyen et/ou long
Catégorie valeur canadienne Synergy	Moyen	Moyen et/ou long
Catégorie momentum canadien Synergy*	Moyen	Moyen et/ou long
Fonds secteur momentum canadien Synergy**	Moyen	Moyen et/ou long

** Sera renommé Catégorie canadienne Synergy à compter du 1er décembre 2004.*
*** Sera renommé Fonds secteur canadien Synergy à compter du 1er décembre 2004.*

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 64,4 milliards de dollars au 31 août 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI Fund Management offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. CI est sur le Web à l'adresse : www.cifunds.com

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Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél. : (416) 364-1145

82-4994

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE

VentureLink shows that labour funds can provide income and growth

TORONTO (November 17, 2004) – Skylon Advisors Inc., manager of the VentureLink Group of Labour-Sponsored Funds, today announced the payment of a special dividend to Class A shareholders of all series of VentureLink Diversified Income Fund and of VentureLink Financial Services Innovation Fund, Series I and II.

A dividend payment of $0.15 per share will be paid on November 19, 2004, for Class A shareholders of record as of November 18, 2004. The dividends are believed to be the first made by labour-sponsored investment funds (LSIFs) in Ontario to individual shareholders.

"Many investors today have expressed a desire for income-producing investments. VentureLink is demonstrating that investors can get both income and growth from labour-sponsored funds," said David R. McBain, Skylon President and Chief Executive Officer.

VentureLink is committed to differentiating itself in the LSIF group by providing investors with steady asset growth and the potential for income. The special dividend shows that VentureLink has accomplished this goal, Mr. McBain said.

These two funds are performance leaders in the labour-sponsored investment fund category, with VentureLink Diversified Income Fund Series I and II being ranked first quartile over the one-year period and with VentureLink Financial Services Innovation Fund Series I and II being ranked first quartile over the two-year period ending October 31, 2004. (Source: Globe HySales.)

Mr. McBain said that where possible from time to time, Skylon intends for the funds to continue to make dividend payments, which are a result of VentureLink's successful investment strategy of combining the security of debt positions with the growth potential of equity holdings. This debt-oriented structure is known as mezzanine financing and VentureLink was one of the pioneers in introducing this structure to the labour-sponsored sector through VentureLink Diversified Income Fund and VentureLink Financial Services Innovation Fund.

With these funds, VentureLink invests in opportunities in well-understood, traditional industries such as the financial services, manufacturing, industrial, retail and service sectors. VentureLink invests in mature companies that have strong, experienced management and have developed their products and markets – a strategy that eliminates start-up risk.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $64.4 billion in fee-earning assets as of October 31, 2004, and the industry's broadest selection of investment funds. Skylon is on the Web at www.skylonadvisors.com.

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For further information, please contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
(416) 681-8894

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending November 30, 2004

Toronto, November 18, 2004 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending November 30, 2004 of $0.1458 per unit payable on December 15, 2004 to unitholders of record as at November 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending November 30, 2004

Toronto, November 18, 2004 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending November 30, 2004 of $0.15625 per unit payable on December 15, 2004 to unitholders of record as at November 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending November 30, 2004

Toronto, November 18, 2004 – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending November 30, 2004 of $0.0666 per unit payable on December 15, 2004 to unitholders of record as at November 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending November 30, 2004

Toronto, November 18, 2004 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending November 30, 2004 of $0.1875 per unit payable on December 15, 2004 to unitholders of record as at November 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending November 30, 2004

Toronto, November 18, 2004 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending November 30, 2004 of $0.1510 per unit payable on December 15, 2004 to unitholders of record as at November 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending November 30, 2004

Toronto, November 18, 2004 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending November 30, 2004 of $0.1510 per unit payable on December 15, 2004 to unitholders of record as at November 30, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\nov04\rel-skylon-globalii.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending November 30, 2004

Toronto, November 18, 2004 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending November 30, 2004 of $0.05833 per unit payable on December 15, 2004 to unitholders of record as at November 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\nov04\rel-skylon-growth.doc

82-4994

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending November 30, 2004

Toronto, November 18, 2004 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending November 30, 2004 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	November 30, 2004	December 15, 2004
Series B units	US$0.0417 per unit	November 30, 2004	December 15, 2004

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, November 18, 2004 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending November 30, 2004 of $0.0625 per unit payable on December 15, 2004 to unitholders of record as at November 30, 2004.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

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CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management to pay dividends monthly

TORONTO (November 23, 2004) – CI Fund Management Inc. ("CI") today reported that it has changed its dividend policy so that cash dividends will be paid to shareholders on a monthly rather than a quarterly basis.

Upon CI's previously announced dividend of $0.15 per common share being paid on December 15, 2004 to shareholders of record on December 1, 2004, it is expected that subsequent dividend payments will be made on a monthly basis, initially at the rate of $0.05 per share, commencing in January 2005, subject to Board approval.

"This move will benefit the many shareholders who are seeking monthly income from their investments," said Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer. "The stability of our business and our ability to pay dividends allow us to take this step, which we believe is a first for a company listed on the S&P/TSX Composite."

In the quarter ended August 31, 2004, CI reported "cash provided by operating activities" of $110.2 million, significantly above its current quarterly dividend of $44.3 million (based on $0.15 per share) to be paid on December 15, 2004.

CI's current dividend yield of 3.6% (based on its current share price of $16.70) is the fifth highest on the TSX. CI has dramatically increased its dividend in recent years. A survey published in The Globe and Mail on November 8, 2004, found that CI leads the TSX for dividend growth over the three- and five-year periods.

CI Fund Management Inc. (TSX: CIX) is an independent, diversified Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
Executive Vice-President, Chief Operating Officer
and Chief Financial Officer
CI Fund Management Inc.
(416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI completes five fund mergers

TORONTO (November 29, 2004) – CI Mutual Funds Inc. ("CI") today announced the successful mergers of five Clarica-branded mutual funds. The mergers were approved at a special meeting of the funds' unitholders held in Toronto on November 25, 2004.

The five funds were combined with larger funds with similar investment objectives and the same portfolio managers. A list of the completed mergers is as follows:

Terminating Fund	Continuing Fund	Portfolio Manager
Clarica Balanced Fund	Clarica Summit Growth and Income Fund	Harbour Funds Group of CI
Clarica Canadian Large Cap Value Fund	Clarica Summit Canadian Equity Fund	Harbour Funds Group of CI
Clarica Global Large Cap Value Fund	Clarica Summit Foreign Equity Fund	Harbour Funds Group of CI
Clarica Global Bond Fund	CI Global Bond RSP Fund	Trilogy Advisors, LLC
Clarica Alpine Canadian Resources Fund	Signature Canadian Resource Fund	Signature Funds Group of CI

"These mergers support our continuing commitment to offering a strong and diverse lineup of funds to Canadian investors," said Peter W. Anderson, President and Chief Executive Officer. "By merging funds with similar mandates, we increase the efficiency of the funds and streamline our offerings, while continuing to present a wide range of investment options."

CI is a wholly owned subsidiary of CI Fund Management Inc., an independent, Canadian-owned wealth management firm with approximately $64.4 billion in fee-earning assets as of October 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
Tel.: (416) 364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.fondsci.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

CI clôture la fusion de cinq fonds

TORONTO (le 29 novembre 2004) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui les fusions réussies de cinq fonds communs de placement portant la marque Clarica. Les fusions ont été approuvées lors d'une réunion spéciale des porteurs de parts tenue à Toronto le 25 novembre 2004.

Les cinq fonds ont été fusionnés avec des fonds plus grands ayant des objectifs de placement semblables et les mêmes gestionnaires de portefeuille. Une liste complète des fusions est jointe :

Fonds clôturés	Fonds prorogés	Gestionnaire de portefeuille
Fonds Équilibré Clarica	Fonds croissance et revenu Sommet Clarica	Fonds Harbour Groupe de CI
Fonds Valeur grande capitalisation canadienne Clarica	Fonds d'actions canadiennes Sommet Clarica	Fonds Harbour Groupe de CI
Fonds Valeur grande capitalisation mondiale Clarica	Fonds d'actions étrangères Sommet Clarica	Fonds Harbour Groupe de CI
Fonds d'obligations mondiales Clarica	Fonds RER d'obligations mondiales CI	Trilogy Advisors, LLC
Fonds de ressources canadiennes Alpin Clarica	Fonds ressources canadiennes Signature	Fonds Signature Groupe de CI

« Ces fusions soutiennent notre engagement d'offrir une gamme de fonds solide et diversifiée aux investisseurs canadiens », a déclaré Peter W. Anderson, président et chef de la direction. « En fusionnant des fonds ayant des mandats semblables, nous augmentons l'efficacité des fonds et rationalisons nos offres, tout en continuant de procurer une vaste gamme d'options de placement ».

CI est une filiale en propriété exclusive de CI Fund Management Inc., une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 64,4 milliards de dollars le 31 octobre 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI Fund Management offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. CI est sur le Web à l'adresse www.fondsci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :

Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél. : (416) 364-1145